EX-99.77H CHNG CNTRL

SUB-ITEM 77H
CHANGES IN CONTROL OF REGISTRANT

Cookson Peirce Core Equity Fund

Beginning in 2001, Cookson, Peirce & Co., Inc. began to transition ownership of the firm from its original founding members to certain current employees of the firm.  Daniel S. Henderson, Bruce W. Miller and Nancy L. Santory have been purchasing interests in Cookson from the founding members as part of this transition process.  Effective June 30, 2010, Jane Cookson and Robert B. Peirce, the remaining founding members, retired and the transition process was complete.  Upon completion of the transition, Messrs. Henderson and Miller and Ms. Santory became the sole owners of Cookson, Peirce & Co., Inc.